
WEFUNDER | SEED ROUND
isd pal
The missing link to the future of work.
isdpal
Welcome back, Houri
Welcome to ISD Pal

ISD PAL INC

Solving the multi trillion-dollar future of work crisis

isdpal.ai Wilmington, DE

Highlights

1. Lead Investor: Kam Ghaffarian. Billionaire founder of 3 unicorns (Axiom, Intuitive, X-energy)

2. Co-founder: Houri scaled previous venture (Cynuria) to Inc. 5000 & Best Workplaces. Ex-PwC & BAH

3. Market: Disrupting the $570B global corporate training

3. Market: Disrupting the $370B global corporate training market

4. Beta & GTM: Product refined via closed beta with industry leaders. Launching in Q2 of 2026

5. Consultative AI: Built on cognitive science and instructional frameworks

6. Outcomes over Content: Moving beyond "check-the-box" training to drive performance and results

Featured Investor



Kam Ghaffarian
Syndicate Lead

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Invested $25,000

"Whether we are building commercial space stations or revolutionizing nuclear energy, the bottleneck is never the hardware, it is the human mind. The limit to our growth is the speed at which we can learn.
The ability to learn is the superpower of the 21st century. It is the foundation of high consciousness and high performance.

ISD Pal is a platform I've seen that understands this. By using AI to remove the friction from learning, the platform is enabling us to upskill humanity at the speed of light. I am proud to back a team that is not just solving a business problem but serving the expansion of human capability."

Team



Houri Tamizifar Co-founder & CEO

2x Founder. Scaled previous venture (Cynuria) to Inc. 5000 & Best Workplaces. Ex-PwC & Booz Allen. 20+



5000 & Best Workplaces. Ex-PwC & Booz Allen. 20+ years of L&D expertise



Augusto Cangahuala Co-founder & CXO

Award-winning Federal CX Leader (HHS, EPA). Ex-NASA & Peace Corps. TEDx Speaker. 20+ years in Innovation & Design.



Jason Farnsworth CTO

Global Technology & Product Leader. Architected high-volume, AI-driven platforms at scale. Ex-Uber, Amazon, Microsoft & LivePerson. 25+ years of engineering expertise.



Isidro Iturralde Sales Advisor

Strategic Sales Leader. Architect of engines that delivered 150% growth for 13 consecutive years. 20+ year industry veteran.

Solving the multi trillion-dollar future of work crisis

We are the missing link between the workforce we have and the workforce we need.

Everyone is talking about the "Future of Work"—upskilling, reskilling, and AI adaptation. But there is a massive gap

reskilling, and AI adaptation. But there is a massive gap between the *need* to learn and the *ability* to teach.

We are drowning in content, but starving for skills.

The Crisis: Expensive, Slow, and Dangerous.

Today, organizations spend nearly **$350 billion a year** on training, yet the results are failing us. We see it every day in our work as Learning and Development (L&D) leaders.

We watched a **Global Pharmaceutical Giant** spend **millions designing technical courses** that either became obsolete before launch or were never used. We saw a **Luxury Cruise Line** risk safety liability because their budget only covered 11% of the necessary training design.

These aren't just "isolated experiences". They are symptoms of a systemic failure. Wasted investment. Lost revenue. Real risk.


Customer problems
Customer challenges are characterized by:
WASTED INVESTMENT
LOST REVENUE
REGULATORY RISK
GLOBAL PHARMACEUTICAL
Client spent $100,000 and a full year on a highly technical course that become obsolete before launch, leaving learners unprepared for a massive change initiative.
LEADING MANUFACTURER
Limited instructional design resources create a training gap during product launches, holding the sales team back from capturing full revenue potential.
LUXURY CRUISE LINE
With a budget covering just 11% of the actual cost of effective safety training, the client exposed the cruise line to grave safety and liability risks.
isdpal.ai
isdpal

Why is this happening?

Because the industry has confused **content** with **learning**.

The traditional process for designing training is fundamentally incompatible with the speed of modern business. It is too costly, too lengthy, and too contentious. An instructional designer can spend months just wrestling with

Subject Matter Experts and fighting through insignificant details, rather than designing meaningful learning.

*Current efforts just focus on "eLearning looks" and "speed." **But moving fast doesn't matter if the training doesn't work and corporate dollars are poorly spent.***


The problem
Designing effective corporate training is:
COSTLY
Customized and highly effective learning experiences are expensive to create
LENGTHY
Highly technical learning solutions with multiple subject matter experts can take up to a year to develop
CONTENTIOUS
Collecting input from multiple SMEs in a timely fashion and reconciling the feedback is challenging
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The Solution: Engineering Performance.

We are **ISD Pal**. We are the missing link.

We didn't just build another AI wrapper to churn out text faster. We built the new standard for **Instructional Systems Design (ISD).**

ISD Pal is **defining the standard** for AI in instructional design. Built by practitioners to bring method to the magic, we use AI to automate the drudgery while grounding every output in ISD frameworks and adult learning theory.

*We are helping companies stop just "building content" and start **engineering performance.***


Our solution
10x Faster – Radically accelerating how training is designed, reviewed, & personalized.


Accelerated design
Draft course outlines, eLearning storyboards, facilitator guides, and scripts in minutes. Reduces time-to-launch from months to days.
Low AI prompting
Designed to minimize AI prompting, allowing learning creators to focus on results and impact without being slowed down by technicalities.
Research-based
Grounded in ISD frameworks and adult learning theory, leading to increased training standardization and effectiveness.
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A $350B industry ready for disruption.

The timing couldn't be better. AI is currently transforming the entire L&D industry.

Despite two recessions and a pandemic, investment in corporate learning has increased steadily for over a decade. The market is resilient, massive, and hungry for a tool that actually works.


Why now?
Corporate learning market is expected to grow to $570B+ by 2030.
Global Corporate Learning Investment: Historical and Projected Growth (2014-2030)
Current Year (2025)
Projection to 2030
Investment (Billion USD)
Year
$572.8 B
$350.0 B
$154.8 B
AI is transforming the entire industry.
Today, organizations spend nearly $350B a year on employee training, professional development, and upskilling.
Investment in corporate learning has increased steadily over the 10+ years, despite 2 recessions and COVID-19.
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isdpal

Riding a wave to $570+ Billion.

We are standing at the edge of a massive shift. The corporate learning market is exploding—projected to hit **$572 billion by 2030.**

But the tools needed to capture this opportunity are stuck in the past or are just AI hype. We are uniquely positioned to win this market because we aren't guessing what the

customer needs—we *are* the customer. We are the veteran designers who lived this pain and decided to fix it.



Market size
$570B
Global TAM
$6B
SAM
$120M
SOM
Description
Calculation approach
TAM
Global corporate learning and development spend (i.e. L&D internal salary & wages, consultants, vendors, content providers)
$400B (2024) growing to $570B (2030)
SAM
Spending on digital learning authoring tools, workflow, and design platforms
~2% of total L&D spend directed toward creation tools
SOM
Target share from core audience (ISDs, L&D teams adopting AI tools)
~2% of SAM
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isdpal

Science, Not Just Speed.

Generic AI tools produce content. ***ISD Pal designs.***

Most competitors only focus on one part of the process: fast content production. ISD Pal is a **comprehensive multi-modal platform** designed with the **entire learning lifecycle** in mind.



Areas of opportunity
The AI platform built to 'design' performance
ANALYSIS
DESIGN
DEVELOPMENT
IMPLEMENTATION
EVALUATION
Medallia
qualtrics
isd pal
Arist
Mindsmith
Adobe Captivate
synthesia
absorb
moodle
cornerstone
Uplimit
SAP SuccessFactors
Medallia
qualtrics
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isdpal

- **The Old Way:** Focus on visual assets and "prompting."
- **The ISD Pal Way:** Focus on the andragogy (adult learning theory) that drives behavior change. We solve the "SME bottleneck" by integrating collaborative

review tools directly into the workflow. ***Clearly tie learning outcomes to business objectives.***

Features

CAPABILITY	isdpal	Mindsmith	Arist	articulate 360	synthesia
Low AI prompting	✅	❌	❌	▲	❌
Multiple learning modalities (WBT, ILT, V-ILT, blended)	✅	❌	❌	❌	❌
Grounded in learning science	✅	❌	❌	▲	❌
Storyboard and facilitator participant guide creation	✅	❌	❌	❌	❌
SME & stakeholder review tools	✅	▲	❌	▲	❌
Assessment creation	✅	✅	▲	✅	▲
Speed & efficiency with AI	✅	✅	✅	✅	✅

▲ = Limited capability

isdpal.ai isdpal

Giving time back to the creators.

We aren't just selling software; we are giving organization an opportunity to remain competitive in a quickly evolving landscape.

By removing the menial work of adjusting formatting, digging through source documents, and constant "prompt engineering," we free up Instructional Designers (like Maria), Subject Matter Experts (like David), and CLOs (like Sarah) to do what they do best: ***create impact and drive business results.***


Buyer personas
Maria Bernard
Instructional Designer
Goals
Automate repetitive tasks
Synthesize source material & SME input quickly
Design higher order learning experiences for greater knowledge transfer
David Garcia
Subject Matter Expert
Goals
Help the ISD convey content accurately & quickly
Minimize time spent on content review
Ensure content can be applied effectively on the job
Priya Patel
Learning Manager
Goals
Reduce the time required to design a learning experience
Enhance collaboration among ISDs
Meet client timeline and quality expectations
Sarah Mitchell
Chief Learning Officer
Goals
Maximize return on investment
Increase employee performance at scale
Align with business objectives

Built to Scale.

We are building the infrastructure for the entire industry.

From the individual freelancer just getting started ($29/mo) to the global enterprise requiring security and collaboration ($199+/mo), our model is designed for seamless adoption and massive expansion.


Pricing tiers
Built for Expansion: Clear upsell path from Core to Enterprise.
CORE
$79 $29
MONTHLY/ PER USER
Min contract value: $29.00
ICP: ISD & SME in a small business
PRO
$99 $49
MONTHLY/ PER USER
Min contract value: $49.00
ICP: ISD & SME in a small business
TEAM
$129 $79
MONTHLY/ PER USER
Min contract value: $4,740.00
5 USER MIN
ANNUAL CONTRACT
ICP: Learning Manager at a mid-size business
ENTERPRISE
$199+
MONTHLY/ PER USER
Min contract value: $71,640.00
30 USER MIN
ANNUAL CONTRACT
ICP: Learning Manager at a mid-size business
Add-ons:
AI credit increase
Storage increase
isdpal

The Growth Trajectory.

We are on a path to explosive growth, projecting to scale to **$120M ARR in 5 years**.

We are raising our seed round to accelerate product R&D, scale our sales and marketing engines, and solidify our position as the market leader.


Projections
Explosive growth: Scaling from $1.4M to $120M ARR in 5 years
Projected ARR by Tier
Recurring Revenue
$125 M
$100 M
$75 M
$50 M
Core
Pro
Team
Enterprise
Total
$120 M
$61 M
$25 M


$25 M
$5.7 M
$1.4 M
$0
Annual
2026
2027
2028
2029
2030
Year
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isdpal

The projections are based on the assumption that we will capture 2,055 customers during 2026 and grow 250% YoY in 2027 and beyond.

These projections are based on our internal model. Forward-looking projections cannot be guaranteed.

Join Us.

The Future of Work isn't about more videos or prettier slides. It's about **capability**.

We are building the engine that turns learning science into a scalable reality. We are the practitioner-led, science-backed platform the industry has been longing for.

Let's engineer the future of learning, together.